Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, WA 98105

USA

Direct: (206) 522-2256

Mobile: (206) 412-6868

E-mail: tpuzzo@msn.com

December 21, 2016

VIA EDGAR

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eason Education, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed July 13, 2015 File No. 333-202475

Dear Ms. Hunter:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 31, 2016. Amendment No. 1 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on December 21, 2016.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company response: The Company confirms that it has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Company response: The Company does not have any graphics, maps, photographs, and related captions or other artwork including logos that it intends to use in the prospectus.

3. We note your disclosure on pages 6 and 14 that the selling stockholders will sell their shares at $0.40 per share until your shares are quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices. In light of the number of shares being registered relative to the number of shares held by non-affiliates, the nature of the offering and the nature of the selling stockholders, the resale offering appears to be on behalf of the registrant. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, please revise the terms of your offering throughout to clarify that all offers and sales will be made at the disclosed fixed price for the duration of the offering. Please also revise to clarify that your stock is presently quoted on the OTCQB.

Company response: The Company has clarified that the shares being sold at $0.40 per share are being sold at a fixed price. Please see the additions made to page 8, 13, 14, 17, 34 and 47 of the Form S-1.

4. Please revise to update the financial statements under Item 8-08 of Regulation S-X.

Company response: The financial statements have been updated under Item 8-08 of Regulation S-X. Please see page F-14, as well as the updated financial information on pages 7, 26 and 37.

Risk Factors, page 7

5. We note that you have previously failed to timely file current and periodic reports. Please include a risk factor to discuss your inability to meet the period reporting requirements of the Exchange Act and disclose that historically you have not been timely in meeting your required reporting obligations.

Company response: The Company has added a risk factor to page 10 of the Form S-1.

Determination of the Offering Price, page 14

6. We note your disclosure that the offering price of $0.40 has been determined arbitrarily by you. We further note your disclosure in footnote (4) to the Calculation of Registration Fee Table on page (ii) that the offering price has been estimated on the basis of the average of the high and low prices of the Company’s common stock as reported on the OTCQB on July 21, 2016. Please revise to describe the various factors considered in determining the offering price. We note that publicly available information indicates that the most recent sale price of your shares on the OTCQB was $1.00. Please refer to Item 505(a) of Regulation S-K.

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Company response: The Company has added a sentence to footnote (4) on page ii, in response to this comment.

Selling Stockholders, page 14

7. Please revise your disclosure to indicate the nature of any position, office, or other material relationship which the selling stockholders have had within the past three years with the registrant or any of its predecessors or affiliates. Please refer to Item 507 of Regulation S-K. In addition, we note that you include a reference to footnote (3) in your selling stockholder chart, however we are unable to locate the corresponding footnote. Please revise accordingly.

Company response: On page 15, the Company has added a clause to the sentence below the selling stockholder table disclosing that “other than Chu Kin Hon, none of the selling stockholders has ever held any position, office, or other material relationship with the Company, or any of its predecessors or affiliates, within the past three years.”

Dilution, page 15

8. We note you disclosure that the net tangible book value per share before the offering is $231,116. Please refer to Item 506 of Regulation S-K and revise to disclose the net tangible book value per share before the distribution. Please also revise to update your dilution disclosure as of June 30, 2016.

Company response: The Company has revised its disclosure to disclose the net tangible book value per share before the distribution and updated its dilution disclosure as of September 30, 2016. Please see page 16.

Description of Business, page 23

9. We note that your disclosure on page 25 contains a URL for a third party website. Please note that the information available on the website for such URL may be deemed to become a part of the prospectus. Please refer to footnote 41 of Release No. 33-7856 (April 28, 2000). To the extent you intend to include URLs for third party websites in your prospectus, please provide us with an analysis as to whether you are assuming responsibility for the information available at such URLs.

Company response:The Company has removed the referenced URL. Please see page 25.

10. We note your disclosure on page 28 that you have identified a 4,000 square foot location in Xian for lease and expect to commence operations in September 2016. To the extent you have entered into this lease prior to this registration statement being declared effective, please consider filing your lease agreement as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Company response: The Company has filed an English-language version of its lease agreement as Exhibit 10.1 to the Form S-1. Please also see the related, revised disclosure on pages 27 and 33.

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Dividend Policy, page 35

11. We note your disclosure that you may adopt a stock option plan as your mineral exploration activities progress. Please revise to remove this disclosure or advise.

Company response: The Company has revised its disclosure on page 35.

Directors, Executive Officers, Promoters and Control Persons, page 40

12. Please disclose the principal business of any corporation or other organization by which your executive officers were employed during the past five years. Refer to Item 11 of Form S-1 and Item 401 of Regulation S-K.

Company response: The Company has revised its disclosure on page 40 in response to this comment.

Financial Statements

Note 2. Significant Accounting Policies, page F-7

13. Please revise to disclose the specific nature of the escrow account hold by director reflected on the balance sheet and to disclose your accounting policy for this account.

Company response: The Company did not have a true escrow account. The director, on behalf of the Company, collected funds paid by subscribers. Accordingly, the Company is not revising its significant accounting policies disclosure.

14. We note the relationship of the dollar amount of the escrow account hold by director to a share issuance that took place in 2015. To the extent these items are related, revise to clarify how you considered SAB Topic 4G in preparing your financial statements.

Company response: The items were not related. There were no receivables or unpaid subscriptions from officers, directors, or other affiliates, and therefore, there should not be reflected a deduction from equity in accordance with SAB topic 4G.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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